Mail Stop 4561

September 19 , 2006

Kenneth P. Wilcox
President, Chief Executive Officer and Director
SVB Financial Group
3003 Tasman Drive
Santa Clara, California 95054-1191

     Re: **SVB Financial Group**
             Form 10-K for the Fiscal Year Ended December 31, 2005
             File No. 000-15637

Dear Mr. Wilcox:

We have limited our review of your filing to the issues we have addressed in our comments. In response to our comments, please provide us with information so we may better understand your disclosure as well as indicate your intent to include the requested revision in future filings. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 13 – Derivative Financial Instruments, page 128

1. You disclose on page 129 that you have entered into a interest rate swap agreement to hedge against the risk of changes in fair values associated with your junior subordinated debentures, and that the swap meets the criteria for the short-cut method. Please tell us in detail how you determined the interest rate swap met the criteria established by paragraph 68 of SFAS 133. We may have further comment based on your response.

Note 19 – Fair Value of Financial Instruments, page 143

2. We note you based the fair value of marketable investment securities on quoted market prices provided by a known and reputable pricing service or dealer quotes. Please tell us and revise future filings to indicate when you elect to use dealer quotes rather than quoted market prices. Tell us how you determined that your policy complies with paragraph 110 of SFAS 115 that states that "quoted market prices, if available, provide the most reliable measure of fair value."

                                          * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief